Exhibit (a)(5)(v)
This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Asset Acceptance Capital Corp. The tender offer as defined below is made solely by the Offer to Purchase dated May 9, 2007 and the related Letter of Transmittal, and any amendments or supplements thereto. The tender offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares in any jurisdiction in which the making or acceptance of offers would not be in compliance with the laws of that jurisdiction. In any jurisdiction where the laws require that the tender offer be made by a licensed broker or dealer, the tender offer shall be deemed to be made on behalf of J.P. Morgan Securities Inc., the Dealer Manager for this tender offer, or one or more registered broker dealers licensed under the laws of that jurisdiction.
Notice of Offer to Purchase for Cash
by
ASSET ACCEPTANCE CAPITAL CORP.
Up to 1,858,000 Shares of its Common Stock
At a per share purchase price of not less than $18.25
nor greater than $20.00 per share
As part of a recapitalization plan, Asset Acceptance Capital Corp., a Delaware corporation (“AACC”), is offering to purchase up to 1,858,000 shares of its outstanding common stock, $.01 par value per share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 9, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal, as they may be amended or supplemented from time to time.
AACC is conducting the tender offer through a procedure commonly called a modified “Dutch Auction”. This procedure allows you to select the price, in increments of $0.25 per share, within a price range specified by AACC at which you are willing to sell your shares. The price range for the tender offer is $18.25 to $20.00 per share. AACC will select the lowest purchase price that will allow AACC to buy 1,858,000 shares and, if a lesser number of shares are properly tendered, we will buy all shares that are properly tendered and not properly withdrawn prior to the expiration date. All shares AACC purchases will be purchased at the same purchase price, but AACC will not purchase any shares above the purchase price selected by AACC. If your shares are purchased in the tender offer, you will be paid the purchase price in cash, without interest, promptly after the expiration of the tender offer. Under no circumstances will AACC pay interest on the purchase price, even if there is a delay in making payment.
The tender offer is not conditioned on any minimum number of shares being tendered. The tender offer is, however, subject to other important conditions, including the receipt of financing, as described in the Offer to Purchase.

THE TENDER OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON JUNE 7, 2007, UNLESS THE TENDER OFFER IS EXTENDED.
Neither AACC nor its board of directors, nor the information agent or the dealer manager, is making any recommendation to you as to whether you should tender or refrain from tending your shares or as to what price or prices you should choose to tender your shares. AACC is not making any recommendation as to whether you should tender shares into the offer because the company believes you should make your own decision based on your views as to the value of AACC’s shares, our prospects and the proposed capital structure and increased leverage following the Recapitalization (as defined below), as well as your liquidity needs, investment objectives and other individual considerations. Several of our executive officers have indicated they intend to tender shares. In addition, AACC has entered into a stock repurchase agreement with our largest shareholder, our Chairman, President and Chief Executive Officer and our Senior Vice President and Chief Financial Officer, who collectively beneficially own approximately 50.4% of the outstanding shares, under which we have agreed to repurchase that number of their shares which will maintain their pro rata beneficial ownership interest in AACC after giving effect to the tender offer, with this repurchase to occur on the 11th business day following the expiration date of the tender offer and at the same price per share as is paid in the tender offer. You must decide whether to tender your shares and, if so, how many shares to tender and the price or prices at which you will tender them. You should discuss whether to tender your shares with your broker or other financial or tax advisor.
     The tender offer is a part of an overall plan to recapitalize AACC and return capital of $150 million to our shareholders. The two key elements of our overall plan to return capital (the “Recapitalization”) consist of (a) using up to $75 million to repurchase shares of common stock from our shareholders pursuant to the tender offer and, after the closing of the tender offer, pursuant to the repurchase of shares under the stock repurchase agreement with our largest shareholder, our Chief Executive Officer and our Chief Financial Officer, and (b) subject to further approval by our board of directors, the remaining balance of that $150 million will be paid in the form of a special one-time cash dividend to the holders of our common stock.
     AACC anticipates obtaining the funds needed to finance the Recapitalization, including the tender offer, with the proceeds of a new $150 million term loan being arranged by J.P. Morgan Securities Inc., the dealer manager in the tender offer, as part of a new credit facility that will also include a revised $100 million line of credit. AACC has entered into a commitment letter with the dealer manager and its affiliate, JPMorgan Chase Bank, N.A., subject to customary conditions, to arrange the new credit facility. However, the consummation of the Recapitalization, including the tender offer, is conditioned upon the company’s ability to close on the new credit facility on terms and conditions satisfactory to AACC. No assurance can be given that we will be able to negotiate acceptable terms for the $150 million term loan facility.

     As of May 8, 2007, AACC had 34,698,625 shares issued and outstanding. The 1,858,000 shares that AACC is offering to purchased pursuant to the tender offer represent approximately 5.4% of the shares outstanding on May 8, 2007. Assuming AACC acquires 1,858,000 shares in the tender offer, 32,840,625 shares will be outstanding immediately after the tender offer and AACC would then repurchase another 1,892,000 shares in the aggregate pursuant to the stock repurchase agreement on the 11th business day after the tender offer, with 30,948,425 shares outstanding immediately after the closing of the stock repurchase agreement. The actual number of shares outstanding will depend on the number of shares validly tendered and purchased in the tender offer and the number of shares, if any, purchased under the stock repurchase agreement.
     If the terms and conditions of the tender offer have been satisfied or waived and more than 1,858,000 shares have been validly tendered and not validly withdrawn on or prior to the expiration date of the tender offer, AACC will purchase shares in the following order of priority:
     first, all such shares owned beneficially or of record by a holder of fewer than 100 shares of common stock who validly tenders all of such shares (partial tenders will not qualify for this preference) and completes, or whose broker, bank or other nominee completes, the section captioned “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery;
     second, after purchase of all of the foregoing shares, all other shares tendered (other than conditionally tendered shares for which the condition was not satisfied) tendered at or below the purchase price on a pro rata basis, if necessary; and
     third, if necessary to permit the purchase of 1,858,000 shares (or such greater number of shares as AACC may elect to purchase), such shares conditionally tendered at or below the purchase price for which the condition was not initially satisfied, to the extent feasible.
     All shares tendered and not purchased, including shares tendered at prices above the purchase price AACC selects and shares not purchased because of the odd lot priority, proration or the conditional tender procedures, will be returned to you at AACC’s expense promptly following the expiration date.
     AACC expressly reserves the right, in its sole discretion, at any time and from time to time, and regardless whether or not any of the events set forth in Section 7 of the Offer to Purchase occur or are deemed by AACC to have occurred, to extend the period of time during which the tender offer is open and thereby delay acceptance for payment of, and payment for, any shares by giving oral or written notice of such extension to the depositary and making a public announcement of such extension.
     Shares tendered in the offer may be withdrawn at any time before the expiration of the tender offer at 5:00 p.m., New York City time on June 7, 2007, and, unless AACC has already accepted your shares for payment after the tender offer expires, may also be withdrawn any time after July 6, 2007. For a withdrawal to be effective, the depositary must receive (at its address set forth on the back cover of the Offer to Purchase) a notice of withdrawal in written or facsimile transmission form on a timely basis. The notice of withdrawal must specify the name of the person who tendered the shares to be withdrawn, the number of shares tendered, the number of shares to be withdrawn and the name of the registered holder. If the certificates have been delivered or otherwise identified to the depositary, then, prior to the release of those certificates the tendering shareholder must also submit the serial numbers shown on the particular certificates evidencing the shares and the signature of the notice of withdrawal must be guaranteed by an eligible guarantor institution (except in the case of shares tendered by an eligible guarantor institution). If shares have been tendered pursuant to the procedure for book-entry transfer set forth in Section 3 of the Offer to Purchase, the notice of withdrawal must specify the name and the number of the account at the book-entry transfer facility to be credited with the withdrawn shares and otherwise comply with the procedures of the facility.
     For purposes of the offer, AACC will be deemed to have accepted for payment, and therefore purchased, shares that are properly tendered at or below the purchase price and not properly withdrawn, subject to the odd lot priority, proration and conditional tender provisions of the offer, only when, as and if it gives oral or written notice to the depositary of its acceptance of shares for payment under the offer.
     Shareholders desiring to tender their shares must follow the procedures set forth in Section 3 of the Offer to Purchase and in the Letter of Transmittal.
     AACC will pay for the shares purchased under the offer by depositing the aggregate purchase price for the shares with the depositary, which will act as agent for tendering shareholders for the purpose of receiving payment and transmitting payment to the tendering shareholders. In the event of proration, AACC will determine the proration factor and pay for those tendered shares accepted for payment promptly after the expiration date. However, AACC does not expect to be able to announce the final results of any such proration immediately following expiration of the offer. In such cases, it may take up five business days after the expiration date for AACC to be able to commence payment for the tendered shares.
     AACC will determine, in its sole discretion, all questions as to the number of shares to be accepted, the price to be paid and the validity, form, eligibility, including time of receipt, and acceptance for payment of any tender of shares. Its determination will be final and binding on all parties. AACC reserves the absolute right to reject any or all tenders it determines not to be in proper form or the acceptance of or payment for which it determines may be unlawful. AACC also reserves the absolute right to waive any of the conditions of the offer and any defect or irregularity in the tender of any particular shares or any particular shareholder. No tender of shares will be deemed to be properly made until all defects or irregularities have been cured by the tendering shareholder or waived by AACC.
     Generally, the receipt of cash for tendered shares will be treated for United States federal income tax purposes either as (a) proceeds of a sale or exchange eligible for capital gains treatment or (b) a dividend to the extent of AACC’s available current year or accumulated earnings and profits, and thereafter first as a non-taxable return of capital (to the extent of the tax basis in such shares of AACC’s stock) and then as capital gain. In the case of foreign shareholders, the depositary will, generally, withhold for United States federal income tax purposes 30% of the gross proceeds paid. You are strongly encouraged to read the Offer to Purchase, in particular, Sections 3 and 13, for additional information regarding the United States federal income tax consequences of participating in the tender offer. In addition, you should consult your tax advisor to determine the particular tax consequences of the tender offer, as well as the proposed special one-time cash dividend.
     The information required to be disclosed by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.
     The Offer to Purchase and the Letter of Transmittal contain important information that shareholders should read carefully before they make any decision with respect to the tender offer.
     Copies of the Offer to Purchase and the Letter of Transmittal will be mailed to record holders of shares and will be furnished to brokers, dealers, commercial banks, trust companies and other nominee shareholders and similar persons whose names, or the names of whose nominees, appear on the shareholder list of AACC or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares. Additional copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the information agent at the expense of AACC at the address and telephone number set forth below. Any questions or requests for assistance may be directed to the information agent or the dealer manager at their respective telephone numbers and addresses set forth below. Shareholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the tender offer.

The information agent for the tender offer is:
105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
(800) 322-2885 (Call Toll Free)
Email:tenderoffer@mackenziepartners.com
The dealer manager for the tender offer is:
J.P. Morgan Securities Inc.
277 Park Avenue, 9th Floor
New York, NY 10172
(212) 622-2922 (Call Collect)
(877) 371-5947 (Call Toll Free)